August 24, 2026

17:35

**$betr rate rangers**

Vishal Garg

Wait till I am back. I hope not too much damage done by the board and dandan to our partners and loan buyers. But we have a lot of good things coming.

KingKiTo

I think right now shareholders are looking for stability and knowing the company is in good hands. That is iffy at the moment. Hopefully all of this is resolved quickly

Vishal Garg

That is correct. It is iffy at the moment.

Alberto Crespo

I kind of agree with you, Vishal, but the company is in a tight spot right now. It doesn't need an innovator at the moment — it needs a CEO focused on disciplined cost reduction

Vishal Garg

That press release was a lot of words. And one number. Literally one number. and even that number is not

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17:35

**$betr rate rangers**

Vishal Garg

That press release was a lot of words. And one number. Literally one number. and even that number is not a number the new guy put through. tells you what they are running on. numbers>words. math>feelings. I would love to know that 21 days later, what did you get done. Its been 3 weeks. What has improved quantitatively that was due to new activity by the new CEO?

KingKiTo

On the plus side, the notice released today is saying there has had no negative impact to partnerships which I hope is fully true. Time will tell

Vishal Garg

Sure - disciplined cost reduction was what we were doing.... with Daniel's help. He helped on that.

Daniel Broukhim

So the dispute is over the speed of cost reduction? Or which partnerships to focus on?

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17:27

**$betr rate rangers**

Vishal Garg

No negative impact so far because the partners call me. They don't call him. The board knows that. The team knows that. I am sitting 5 floors above at 1 WTC, 85th floor .... in my new office I got the week shareholders started to ask me to come back, every day. Think about that. The former CEO is in the office every day, same building 5 floors above. The new CEO is in the south of france. I forward all the comms from the partners to the board. I literally have partners send me texts saying "we are rooting for you Vishal". Thank you to all of you for caring. I appreciate that. Even the negative feedback - I appreciate. It helps me and the company get better. Thank you.

Alberto Crespo

I don't think anyone would ever believe that the credit for innovation belongs to anyone other than you. But you have three weaknesses that, in my opinion, are too significant for the current situation of the company: Lack of ability to control spending as CEO.

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August 25, 2026

Edited

Vishal Garg

I am not commenting further beyond this post.

Those cuts didn't come from Daniel. I was already doing them. He didn't step in as CEO and two days later announce them. Read the court papers. Assess Daniel's credibility from his words and his actions. Asses the boards credibility from their words and their actions.

As for my credibility , I don't pretend to have much in terms of perfectly landing the plane on targets. And no every target doesn't get hit in a growth startup. Not one with massive volatility in the macro. We set big goals and we work our hardest to achieve them. Thats it. Not going to change.

If you want precision, perfection, 50%+ top line growth, and a "happy happy joy joy corporate culture" —- that's a tall order.

Thank you for believing. 2:00 PM

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